UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Li-Cycle Holdings Corp.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

50202P105

(CUSIP Number)

Ajay Kochhar

Li-Cycle Holdings Corp.

207 Queens Quay West, Suite 590,

Toronto, ON M5J 1A7

(877) 542-9253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202P105	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ajay Kochhar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,027,868 Common Shares*
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 25,027,868 Common Shares
	10	SHARED DISPOSITIVE POWER 0 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,027,868 Common Shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14%*** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-IN

*

There is an oral agreement among Ajay Kochhar (“Ajay Kochhar” or “Mr. Kochhar”), The Kochhar Family Trust, an irrevocable trust established under the laws of the Province of Ontario, Canada (the “Trust”), Maplebriar Holdings Inc., a corporation organized under the laws of the Province of Ontario (“Maplebriar Holdings”), and 2829908 Delaware LLC, a Delaware limited liability company, that grants Mr. Kochhar the sole power to control the voting and disposition of the common shares without par value of Li-Cycle Holdings Corp. (the “Common Shares”), a corporation organized under the laws of Ontario, Canada (the “Issuer”), held by 2829908 Delaware LLC.

**

Of the total amount of Common Shares beneficially owned by Mr. Kochhar as of May 18, 2023, (1) 75,957 Common Shares were owned directly by Mr. Kochhar, and (2) 24,862,612 Common Shares were owned by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings, having a sole shareholder, the Trust. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father, and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. In addition, Mr. Kochhar has vested options to acquire 89,299 Common Shares, which includes options to acquire (i) 58,597 Common Shares at a price of US$10.93 per share until August 10, 2031 and (ii) 30,702 Common Shares at a price of US$7.58 per share until January 31, 2032. There is an oral agreement among Mr. Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

***

Calculations of percentage ownership in this Schedule 13D are based upon (1) a total of 176,993,714 Common Shares of the Issuer outstanding as of May 18, 2023 and (2) Mr. Kochhar’s options to acquire 89,299 Common Shares that are vested. In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

CUSIP No. 50202P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 2829908 Delaware LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,862,612 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,862,612 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,862,612 Common Shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.05%*** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

There is an oral agreement among Ajay Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

**

24,862,612 Common Shares were beneficially owned directly as of May 18, 2023 by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings, having a sole shareholder, the Trust. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. There is an oral agreement among Ajay Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

***

Calculations of percentage ownership in this Schedule 13D are based upon (1) a total of 176,993,714 Common Shares of the Issuer outstanding as of May 18, 2023 and (2) Mr. Kochhar’s options to acquire 89,299 Common Shares that are vested. In accordance with the rules of the SEC governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

CUSIP No. 50202P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Maplebriar Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,862,612 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,862,612 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,862,612 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.05%** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

24,862,612 Common Shares were beneficially owned as of May 18, 2023 by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings, having a sole shareholder, The Trust. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. There is an oral agreement among Ajay Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

**

Calculations of percentage ownership in this Schedule 13D are based upon (1) a total of 176,993,714 Common Shares of the Issuer outstanding as of May 18, 2023 and (2) Mr. Kochhar’s options to acquire 89,299 Common Shares that are vested. In accordance with the rules of the SEC governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

CUSIP No. 50202P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Kochhar Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,862,612 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,862,612 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,862,612 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.05%** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

24,862,612 Common Shares were beneficially owned as of May 18, 2023 by 2829908 Delaware LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of Maplebriar Holdings, having a sole shareholder, The Trust. Mr. Kochhar is one of three trustees of the Trust, along with Mr. Kochhar’s brother and father and the beneficiaries of the Trust are principally relatives of Mr. Kochhar. There is an oral agreement among Ajay Kochhar, the Trust, Maplebriar Holdings and 2829908 Delaware LLC that grants Mr. Kochhar the sole power to control the voting and disposition of the Common Shares held by 2829908 Delaware LLC.

**

Calculations of percentage ownership in this Schedule 13D are based upon (1) a total of 176,993,714 Common Shares of the Issuer outstanding as of May 18, 2023 and (2) Mr. Kochhar’s options to acquire 89,299 Common Shares that vested and rolled over pursuant to the Arrangement and remain outstanding under Legacy Option Plan. In accordance with the rules of the SEC governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

Ajay Kochhar

2829908 Delaware LLC

Maplebriar Holdings Inc.

The Kochhar Family Trust

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LI-CYCLE HOLDINGS CORP.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Ajay Kochhar, 2829908 Delaware LLC, Maplebriar Holdings Inc. and The Kochhar Family Trust (the “Reporting Person”), with respect to Li-Cycle Holdings Corp., a Delaware corporation (the “Issuer”), on August 5, 2021 (the “Schedule 13D” and, together with this Amendment, the “Statement”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.	SECURITY AND ISSUER

The information contained in Item 1 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The principal executive office of the Issuer is located at 207 Queens Quay West, Suite 590, Toronto, Ontario, Canada M5J 1A7.

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Forward Contract

On May 19, 2023, 2829908 Delaware LLC entered into an agreement (the “Forward Contract”) establishing the terms and conditions of a variable forward transaction with Citibank, N.A. (“Citi”). The Forward Contract obligates 2829908 Delaware LLC to deliver to Citi (or any assignee thereof in accordance with the

Forward Contract) up to the Number of Shares (defined below) based on the share prices over a specified period (the “Valuation Period”). The “Number of Shares” is defined as the number of Common Shares in respect of which Citi completes an initial hedge during the Hedge Period (as defined in the Forward Contract) commencing no earlier than on the 91st day after the entry into the Forward Contract, subject to certain conditions set forth in the Forward Contract, provided that such number shall not exceed 3,000,000 Common Shares. Alternatively, 2829908 Delaware LLC may choose to deliver an equivalent amount of cash based on a measure of the average share price over the Valuation Period (the “Settlement Price”). Under the terms of the Forward Contract, 2829908 Delaware LLC will receive a prepayment amount equal to a portion of the product of the average per share price at which Citi completes its hedging share sales during the Hedge Period, net of trading costs (the “Initial Share Price”), and the Number of Shares.

2829908 Delaware LLC has agreed to pledge the Number of Shares, which could be up to 3,000,000 Common Shares (the “Pledge Shares”) to secure its obligations under the Forward Contract, and retains voting rights in the Pledge Shares that have not been lent to Citi during the term of the pledge absent a default under the Forward Contract.

If 2829908 Delaware LLC elects share settlement, 2829908 Delaware LLC will be obligated to deliver fewer than the Number of Shares if (and to the extent that) on trading days during the Valuation Period the average per share price is less than 90% of the Initial Share Price. As noted above, alternatively 2829908 Delaware LLC may choose to deliver a cash equivalent amount in lieu of such shares.

Mr. Kochhar, through 2829908 Delaware LLC, entered into the Forward Contract in accordance with the Kochhar family’s financial plan, to provide financial flexibility to support ongoing investments and estate planning. Because Mr. Kochhar has the discretion to elect to settle the Forward Contract in cash, the Forward Contract permits Mr. Kochhar to effectively retain ownership of the Common Shares, and, if the Forward Contract is ultimately settled in cash, participate in all future stock price appreciation after such settlement.

At this time, Mr. Kochhar remains committed to being a long-term shareholder of the Issuer, intends for 2829908 Delaware LLC to satisfy its obligations under the Forward Contract with cash at or before maturity, and has no intention of selling, or causing 2829908 Delaware LLC to sell, any Common Shares. If 2829908 Delaware LLC, however, were to default on its obligations under the Forward Contract and fail to cure such default, Citibank would have the right to foreclose up to the number of Common Shares pledged by 2829908 Delaware LLC to satisfy such obligations. Moreover, at this time there can be no assurances that the Forward Contract will ultimately settle in cash.

The Issuer’s Insider Trading Policy permits hedging and pledging transactions only where such transactions have been proposed by a director or executive officer of the Issuer, reviewed and recommended by the Nominating and Governance Committee of the Board of Directors of the Issuer, and approved by the Board of Directors of the Issuer. The transaction represented by the Forward Contract has been approved in accordance with the terms of the Issuer’s Insider Trading Policy.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit No.	Description

10.1	Investor and Registration Rights Agreement, dated August 10, 2021, by and among Li-Cycle Holdings Corp. and the parties named therein (filed as Exhibit 10.5 to the Issuer’s 20-F, dated as of August 16, 2021, and incorporated herein by reference).

10.2	Li-Cycle Holdings Corp. 2021 Incentive Award Plan (filed as Exhibit 10.1 to the Issuer’s 20-F, dated as of August 16, 2021, and incorporated herein by reference).

10.3	Employment Agreement between Li-Cycle Corp. and Mr. Kochhar, dated as of September 1, 2020 (filed as Exhibit 10.17 to the Issuer’s F-4/A (SEC File No. 333-254843) and incorporated herein by reference).

10.4	Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2023, by and between 2829908 Delaware LLC and Citibank, N.A.

10.5	Pledge and Security Agreement, dated May 19, 2023, by and between 2829908 Delaware LLC and Citibank, N.A.

10.6	Account Control Agreement, dated May 19, 2023, by and among 2829908 Delaware LLC, Citibank, N.A. and Citigroup Global Markets Inc.

99.1	Joint Filing Agreement, dated as of May 19, 2023, by and among Ajay Kochhar, 2829908 Delaware LLC, Maplebriar Holdings Inc. and The Kochhar Family Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

Ajay Kochhar

By:	/s/ Ajay Kochhar
	Name:	Ajay Kochhar

Maplebriar Holdings Inc.

By:	/s/ Ajay Kochhar
	Name:	Ajay Kochhar
	Title:	CEO

The Kochhar Family Trust

By:	/s/ Ajay Kochhar
	Name:	Ajay Kochhar
	Title:	Trustee

2829908 Delaware LLC

By:	/s/ Ajay Kochhar
	Name:	Ajay Kochhar
	Title:	CEO